
December 15, 2010

Mr. Adam M. Mizel
Interim Co-Chief Executive Officer and Chief Financial Officer
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

      Re: **Cinedigm Digital Cinema Corp.**
              Form 10-K for the Fiscal Year ended March 31, 2010
              Filed June 14, 2010
              File No. 001-31810

Dear Mr. Mizel:

We have reviewed your letter dated November 30, 2010, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 2, 2010.

General

1.   As requested on page 4 in our comment letter dated November 2, 2010, please provide the three acknowledgments in your next response to us. Please also note that the representations must be signed by the company's management. These are:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year ended March 31, 2010

Part III (Incorporated by Reference from the Definitive Proxy Statement filed on July 29, 2010)

Item 13. Certain Relationships and Related Transactions

2.   We note your response to prior comment 6 regarding your Securities Purchase Agreement with Sageview Capital Master, L.P. Please be advised that Item 404(a) of Regulation S-K requires disclosure of transactions that resulted in an entity becoming a 5 percent shareholder. Disclosure is also required for transactions and relationships that are ongoing after the entity becomes a 5 percent shareholder. In this regard, we note that the company has a continuing relationship with two of the director nominees of Sageview pursuant to the Securities Purchase Agreement. Accordingly, we continue to believe that you should provide appropriate disclosure regarding Sageview and its director nominees under a heading entitled "Certain Relationships and Related Transactions" in your annual report on Form 10-K. Please confirm that in future filings you will provide appropriate disclosure regarding your related party transactions since the beginning of the company's last fiscal year in accordance with Item 404 of Regulation S-K, including those with Sageview and the related party transactions discussed on page F-44 of the Form 10-K for the fiscal year ended March 31, 2010. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

Exhibits

3.   We note your response to prior comment 7 that the company has entered into 17 separate agreements with nine studios that account for 56.3% of the company's consolidated revenues for the fiscal year ended March 31, 2010. Please provide us with a quantitative analysis as to why you believe that you are not substantially dependent upon any one of these studio agreements. As part of your response, tell us the largest amount of revenue that you have derived from a single or series of substantially identical contracts in your last fiscal year.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief